Exhibit 21

Name	Jurisdiction of Organization
Medytox Solutions, Inc.	Nevada
CollabRx, Inc.	Delaware
Health Technology Solutions, Inc.	Florida
Medytox Institute of Laboratory Medicine, Inc.	Florida
Medical Billing Choices, Inc.	North Carolina
Medytox Diagnostics, Inc.	Florida
Medytox Medical Marketing & Sales, Inc.	Florida
PB Laboratories, LLC	Florida
Biohealth Medical Laboratory, Inc.	Florida
Alethea Laboratories, Inc.	Texas
International Technologies, LLC	New Jersey
EPIC Reference Labs, Inc.	Florida
Clinlab, Inc.	Florida
Medical Mime, Inc.	Florida
Epinex Diagnostics Laboratories, Inc.	California
Epinex Diagnostics Laboratories, Inc.	Nevada
Platinum Financial Solutions, LLC	Florida
Scott County Community Hospital, Inc.	Tennessee
Advanced Molecular Services Group, Inc.	Florida